UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86 25) 5276 6688
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: July 15, 2009

Exhibit Index

Exhibit 99.1

CHINA SUNERGY TO HOLD ANNUAL GENERAL MEETING
ON AUGUST 25, 2009

NANJING, China, July 10 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy" or the "Company"), a specialized solar cell manufacturer based in Nanjing, China, today announced that it will hold its Annual General Meeting ("AGM") on August 25, 2009 at 9:00 a.m. (China Time). The AGM will be held at No. 123, West Focheng Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu, 211100, People's Republic of China.

Holders of record of ordinary shares of the Company at the close of business on June 30, 2009, are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, JPMorgan Chase Bank, N.A.

The AGM will discuss and seek adoption of the following resolutions to be proposed by the Company:

1.	Proposal No. 1 - Re-election of Mr. Jianhua Zhao as a Class B director of the Company.

2.	Proposal No. 2 - Re-election of Mr. Steve Morgan as a Class B director of the Company.

3.	Proposal No. 3 - Re-election of Ms. Merry Tang as a Class B director of the Company.

4.	Proposal No. 4 - Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009.

5.
Proposal No. 5 - The directors and each of Tingxiu Lu and Ruennsheng Allen Wang (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing proposals 1 to 4 as such director or officer, in his or her absolute discretion, thinks fit.

About China Sunergy Co. Ltd

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information contact:

Peter Schmidt
FD Asia
Tel:   +86-10-8591-1953
Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of  the company’s products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Exhibit 99.2

CHINA SUNERGY CO., LTD
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker:  CSUN)

––––––

NOTICE OF ANNUAL GENERAL MEETING

To be held on August 25, 2009

NOTICE IS HEREBY GIVEN that an annual general meeting of China Sunergy Co., Ltd. (the “Company”) will be held at  No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, the People’s Republic of China on August 25, 2009 at 9:00 a.m. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions (with or without modifications) as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Re-election of Mr. Jianhua Zhao as a Class B director of the Company;

2.	Re-election of Mr. Steve Morgan as a Class B director of the Company;

3.	Re-election of Ms. Merry Tang as a Class B director of the Company;

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009; and

5.
The directors and each of Tingxiu Lu and Ruennsheng Allen Wang (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or officer, in his or her absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on June 30, 2009 as the record date (the “Record Date”) for determining the shareholders who are entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.  Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By Order of the Board of Directors of China Sunergy Co., Ltd.

/s/ Tingxiu Lu
Tingxiu Lu
Chairman

Nanjing, PRC

July 15, 2009

Executive Office: No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing Jiangsu 211100, People’s Republic of China	Registered Office: Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands

Exhibit 99.3

CHINA SUNERGY
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker:  CSUN)

––––––

Proxy for Annual General Meeting
(or any adjournment thereof) to be held on August 25 , 2009

Introduction

This Proxy is furnished in connection with the solicitation by the Board of Directors of China Sunergy Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual General Meeting”) to be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China on August 25, 2009 at 9:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on June 30, 2009 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting.  Each such Ordinary Share is entitled to one vote on all matters. 265,569,052 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares but excluding Restricted Shares) were outstanding as of June 30, 2009 and are therefore entitled to notice of and to vote at the Annual General Meeting.  This Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about July 30, 2009.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Proxy. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.  The Company does not presently know of any other business which may come before the Annual General Meeting.  However, if any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at least two hours before the Annual General Meeting, or any adjournment or postponement thereof, or (ii) by voting in person at the Annual General Meeting, or any adjournment or postponement thereof.

To be valid, this Proxy must be completed, signed and delivered to the Company’s Investor Relation Department at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China, to Ms. Xin Sheng’s attention, as soon as possible and in any event no later than 9:00 am, August 23, 2009.

China Sunergy Co., Ltd.

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker:  CSUN)

––––––

Proxy for Annual General Meeting
(or any adjournment thereof) to be held on August 25, 2009

I/We,                                                                    of                                                               , being the registered holder of _____________________ ordinary shares (Note 1), par value US$0.0001 per share, of China Sunergy (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or                                            of                                     as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China at 9:00 a.m.(Beijing time) on August 25, 2009, and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, for the Ordinary Resolutions as indicated below.

	ORDINARY RESOLUTIONS	FOR(Note 3)	AGAINST(Note 3)
1.	Resolution No.1 as set out in the Notice of Annual General Meeting.
2.	Resolution No.2 as set out in the Notice of Annual General Meeting.
3.	Resolution No.3 as set out in the Notice of Annual General Meeting.
4.	Resolution No.4 as set out in the Notice of Annual General Meeting.
5.	Resolution No.5 as set out in the Notice of Annual General Meeting.

Dated _______________, 2009                                                                           Signature(s) (Note 4) _________________

Notes:

[1]
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member if he is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”  If  no such indication is given, your vote will be deemed for the Resolution as indicated above. Your proxy will also be entitled to vote at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Meeting.

[4]
This proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

CHINA SUNERGY CO., LTD.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
CHINA SUNERGY CO., LTD.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

ORDINARY RESOLUTIONS

	FOR	AGAINST		FOR	AGAINST
Res.1	□	□	Res. 4	□	□
Res. 2	□	□	Res. 5	□	□	FOR DETAILED INFORMATION IN RELATION TO THE PROPOSED RESOLUTIONS, PLEASE REFER TO THE ENCLOSED NOTICE OF MEETING.
Res. 3	□	□

Address Change ☐ Mark box and indicate changes/comments below:						Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Sign Below Date:___________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1.	Re-election of Mr. Jianhua Zhao as a Class B director of the Company.

2.	Re-election of Mr. Steve Morgan as a Class B director of the Company.

3.	Re-election of Ms. Merry Tang as a Class B director of the Company.

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009.

5.
The directors and each of Tingxiu Lu and Ruennsheng Allen Wang (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or officer, in his or her absolute discretion, thinks fit.

China Sunergy Co., Ltd.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of China Sunergy Co., Ltd., (the “Company”) will be held at 9:00 a.m. (Beijing Time), on Tuesday, August 25, 2009 at No 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) (“ADRs”) FOR or AGAINST voting on the Resolutions to be proposed at the Meeting, or any of them, as the case may be, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York time, August 18, 2009. Only the registered holders of record as of the close of business on June 30, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of China Sunergy Co., Ltd., of record on June 30, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by ADRs, at the Annual General Meeting, in accordance with the instructions given on the reverse side.

Please visit the IR Section of the company website to view the AGM material at www.chinasunergy.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York time, August 18, 2009.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.